SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Solarfun Power Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

83415U108 (CUSIP Number)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 pages

SCHEDULE 13G

CUSIP No. 83415U108	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citigroup Venture Capital International Growth Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

37,761,742
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

37,761,742
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

37,761,742
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.7%
12	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citigroup Venture Capital International Co-Investment, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

2,060,635
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

2,060,635
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,060,635
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%
12	TYPE OF REPORTING PERSON*

PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citigroup Venture Capital International Partnership G.P. Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

39,822,377
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

39,822,377
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,822,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%
12	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citigroup Venture Capital International Delaware Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

39,822,377
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

39,822,377
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,822,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%
12	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citicorp International Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

39,822,377
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

39,822,377
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,822,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%
12	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citicorp Banking Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

39,822,377
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

39,822,377
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,822,377
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.6%
12	TYPE OF REPORTING PERSON*

CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP No. 83415U108	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Citigroup Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

40,217,377**
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

40,217,377**
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,217,377**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

16.8%**
12	TYPE OF REPORTING PERSON*

HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT!
**	Includes shares held by the other reporting persons.

Item 1	(a).	Name of Issuer:

Solarfun Power Holdings Co., Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

666 Linyang Road, Qidong, Jiangsu Province, 226200, People’s Republic of China.

Item 2	(a).	Names of Persons Filing:

(1) Citigroup Venture Capital International Growth Partnership, L.P. (“CVCIGP”)

(2) Citigroup Venture Capital International Co-Investment, L.P. (“CVCICI”)

(3) Citigroup Venture Capital International Partnership G.P. Limited (“CVCIPL”)

(4) Citigroup Venture Capital International Delaware Corporation (“CVCID”)

(5) Citicorp International Finance Corporation (“CIFC”)

(6) Citicorp Banking Corporation (“CBC”)

(7) Citigroup Inc. (“Citigroup”)

Item 2	(b).	Address of Principal Business Office:

The address of the principal business office of each of CVCIGP, CVCICI and CVCIPL is 26 New Street, St. Helier, Jersey, Channel Islands JE4 8PP.

The address of the principal business office of CVCID is 731 Lexington Avenue, New York, New York 10022.

The address of the principal business office of each of CIFC and CBC is One Penn’s Way, New Castle, Delaware 19720.

The address of the principal business office of Citigroup is 399 Park Avenue, New York, New York 10043.

Item 2	(c).	Citizenship:

CVCIGP and CVCICI are chartered in Cayman Islands.

CVCIPL is chartered in Jersey, Channel Islands.

CVCID, CIFC, CBC and Citigroup are Delaware corporations.

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.0001 per share.

Item 2	(e).	CUSIP Number:

83415U108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Page 9 of 13 pages

Item 4.	Ownership. (as of December 31, 2006)

(a) Amount beneficially owned: See item 9 of cover pages.

(b) Percent of class: See item 11 of cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote

(ii) Shared power to vote or direct the vote

(iii) Sole power to dispose or direct the disposition of

(iv) Shared power to dispose or direct the disposition of

See items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

CVCIPL holds a general partnership interest in each of CVCIGP and CVCICI. CVCID is the sole shareholder of CVCIPL. CIFC is the sole shareholder of CVCID. CBC is the sole shareholder of CIFC. Citigroup is the sole shareholder of CBC.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 10 of 13 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007

CITIGROUP VENTURE CAPITAL INTERNATIONAL GROWTH PARTNERSHIP, L.P.

By:	CITIGROUP VENTURE CAPITAL INTERNATIONAL PARTNERSHIP G.P. LIMITED, AS GENERAL PARTNER

By:	/s/ Susan Johnson
Name:	Susan Johnson
Title:	Director of Citigroup Venture Capital International Partnership G.P. Limited

CITIGROUP VENTURE CAPITAL INTERNATIONAL CO-INVESTMENT, L.P.

By:	CITIGROUP VENTURE CAPITAL INTERNATIONAL PARTNERSHIP G.P. LIMITED, AS GENERAL PARTNER

By:	/s/ Susan Johnson
Name:	Susan Johnson
Title:	Director of Citigroup Venture Capital International Partnership G.P. Limited

Page 11 of 13 pages

CITIGROUP VENTURE CAPITAL INTERNATIONAL
PARTNERSHIP G.P. LIMITED

By:	/s/ Susan Johnson
Name:	Susan Johnson
Title:	Director

CITIGROUP VENTURE CAPITAL INTERNATIONAL
DELAWARE CORPORATION

By:	/s/ Alfred Rodrigues
Name:	Alfred Rodrigues
Title:	Director

CITICORP INTERNATIONAL FINANCE CORPORATION

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Vice President

CITICORP BANKING CORPORATION

By:	/s/ William H. Wolf
Name:	William H. Wolf
Title:	Senior Vice President

Page 12 of 13 pages

CITIGROUP INC.

By:	/s/ Riqueza V. Feaster
Name:	Riqueza V. Feaster
Title:	Assistant Secretary

Page 13of 13 pages

EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Agreement among CVCIGP, CVCICI, CVCIPL, CVCID, CIFC, CBC and Citigroup as to joint filing of Schedule 13G.